EXHIBIT 3.1

Special Resolution of the Shareholders of the Company - MAA Amendment Proposal

It is resolved as a special resolution that the amended and restated memorandum and articles of association of Horizon Space Acquisition I Corp. be amended by:

(i)	deleting Articles 48.7 in its entirety and replacing it with the following:

“48.7 Notwithstanding any other provision of the Articles and the prospectus relating to the IPO, the Company shall consummate a Business Combination by June 12, 2027. In the event that the Company does not consummate a Business Combination by June 12, 2027, the Company shall:

(a)	cease all operations except for the purpose of winding up;

(b)

as promptly as reasonably possible but no more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any); and

(c)

as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the Board, liquidate and dissolve subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.”

(ii)	amending Article 48.8(a) by deleting the words:

“(a)

to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or redeem 100% of the Public Shares if the Company does not consummate a Business Combination by October 27, 2025 (or, if such period of time to consummate a Business Combination is extended as described in Article 48.7, up to April 27, 2026), or such later time as the Members may approve in accordance with the Articles; or”

and replacing them with the words:

“(a)

to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or redeem 100% of the Public Shares if the Company does not consummate a Business Combination by June 12, 2027; or”